Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal at December 31, 2017. You should read this table together with the Group’s consolidated financial statements and the other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2017.

As of December 31, 2017
Actual
Short-term borrowings, including current portion of long-term debt	2,785
Secured and Unguaranteed	372
Guaranteed and Unsecured	41
Secured and Guaranteed	—
Unsecured/Unguaranteed	2,372
Long-term borrowings, net of current portion	10,143
Secured and Unguaranteed	504
Guaranteed and Unsecured	—
Secured and Guaranteed	—
Unsecured/Unguaranteed	9,639
Equity attributable to the equity holders of the parent	38,789
Non-controlling interests	2,066
Total shareholder’s equity	40,855
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	53,783

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since December 31, 2017.

As of December 31, 2017, ArcelorMittal had guaranteed approximately $41 million of debt of its operating subsidiaries.

As of December 31, 2017, ArcelorMittal had approximately $876 million of consolidated secured indebtedness outstanding.

As of December 31, 2017, ArcelorMittal also had $5.5 billion of indebtedness available to be drawn under existing credit facilities, all of which would be unsecured, ArcelorMittal USA LLC (a subsidiary of ArcelorMitta) had $1.0 billion of indebtedness available to be drawn under an asset-based revolving credit facility, all of which would be secured, and ArcelorMittal South Africa Ltd. (a subsidiary of ArcelorMittal) had ZAR800 million ($65 million) of indebtedness available to be drawn under a borrowing base facility, all of which would be secured.

In January 2018, the Company entered into a bilateral financing facility due July 2018 for a total amount of €400 million.